UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DAWSON GEOPHYSICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

239360100

(CUSIP Number)

Matt D. Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,281,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,281,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 23,631,982 shares of Common Stock, $0.01 par value per shares (“Common Stock”) of Dawson Geophysical Company (the “Issuer”) issued and outstanding as of August 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 349
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class calculated based on 23,631,982 shares of Common Stock issued and outstanding as of August 11, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 13, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,281,597
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,281,597
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percent of class calculated based on 23,631,982 shares of Common Stock issued and outstanding as of August 11, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 13, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,281,597
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,281,597
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class calculated based on 23,631,982 shares of Common Stock issued and outstanding as of August 11, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 13, 2021.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021 (the “Schedule 13D”) by the Reporting Persons relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Dawson Geophysical Company (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

It is anticipated that the source of funding for the transactions contemplated by the Merger Agreement (as defined below) will be the working capital of Wilks Brothers, LLC (“Wilks”).

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On October 25, 2021, Wilks entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and WB Acquisitions Inc., a Delaware corporation and a subsidiary of Wilks (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Wilks will cause Merger Sub to commence a cash tender offer (the “Offer”) within five business days following the date of the Merger Agreement to acquire all of the Issuer’s outstanding shares of Common Stock for $2.34 per share, in cash, without interest (the “Offer Price”).

The obligation of Merger Sub to purchase shares of Common Stock tendered in the Offer is subject to certain closing conditions, including (i) shares of Common Stock having been validly tendered and not property withdrawn that represent, together with the shares then owned by Wilks and Merger Sub, at least 80% of the then-outstanding shares of Common Stock (the “80% Minimum Condition”), (ii) the termination of the Rights Agreement, dated as of April 8, 2021, between the Issuer and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), effective immediately prior to the time at which shares of Common Stock are first accepted for payment and paid for under the Offer (the “Acceptance Time”), (iii) the absence of any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger (as defined below) and (iv) other customary conditions set forth in Annex I of the Merger Agreement. The Issuer and Merger Sub may mutually agree to amend or waive the 80% Minimum Condition and close the Offer even if insufficient shares of Common Stock have been tendered to meet the 80% Minimum Condition. The consummation of the Offer is not subject to any financing condition.

The offer will initially expire at 11:59 p.m. (New York City time) on the date that is 20 business days following the commencement of the Offer. Under certain circumstances, Merger Sub may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement.

Under the terms of the Merger Agreement, the Issuer will prepare and file a proxy statement in preliminary form relating to a special meeting of the Issuer’s shareholders to consider and vote on the approval of the Merger, which, pursuant to the Issuer’s articles of incorporation and bylaws, requires approval by the holders of 80% or more of the Common Stock. If the Issuer’s shareholders vote at the special meeting to approve the Merger, then, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a subsidiary of Wilks (the “Merger”).

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Merger Agreement and the effective time of the Merger, the Issuer has agreed to operate its business in the ordinary course of business consistent with past practice and has agreed to certain other negative operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement also includes a “no-shop” provision that, in general, restricts the Issuer’s ability to (i) solicit, facilitate or encourage the making of Acquisition Proposals (as defined in the Merger Agreement) or any inquiries regarding Acquisition Proposals from third parties or (ii) provide information to or engage in discussions or negotiations with third parties in connection with or in response to an Acquisition Proposal. The no-shop provision is subject to a “fiduciary out” provision that allows the Issuer, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited third-party acquisition proposals that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and, subject to compliance with certain obligations, to terminate the Merger Agreement and accept a Superior Proposal upon payment to Wilks of the termination fee discussed below.

The Merger Agreement also includes customary termination provisions for both the Issuer and Wilks, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by the Issuer to accept and enter into a definitive agreement with respect to a Superior Proposal, the Issuer will pay Wilks a termination fee of $1,683,321.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

Rights Agreement Amendment

On October 25, 2021, the Issuer entered into a First Amendment to the Rights Agreement (the “Rights Agreement Amendment”), rendering the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby. In particular, the Rights Agreement Amendment provides that (a) neither Wilks nor Merger Sub will be deemed to be an Acquiring Person (as defined in the Rights Agreement) and no distribution of rights will occur solely by virtue of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby and (b) the Rights (as defined in the Rights Agreement) will expire immediately prior to the occurrence of the Acceptance Time.

The foregoing description of the Rights Agreement Amendment is qualified in its entirety by reference to the full text of the Rights Agreement Amendment, which is filed as Exhibit 2 to this Amendment and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,281,946 shares of the Common Stock, representing 9.66% of the 23,631,982 shares of Common Stock outstanding as of August 11, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2021.

Wilks beneficially owns 2,281,597 shares of Common Stock, representing 9.65% of the Issuer’s issued and outstanding Common Stock. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Wilks.

Dan Wilks, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over an additional 349 shares of Common Stock and therefore may be deemed to beneficially own such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Dawson Geophysical Company, Wilks Brothers, LLC and WB Acquisitions Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021).

2	Amendment to Rights Agreement, dated October 25, 2021, between Dawson Geophysical Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021).

3	Joint Filing Agreement by and among the Reporting Persons, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

4	Power of Attorney – Staci Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

5	Power of Attorney – Dan Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

6	Power of Attorney – Wilks Brothers, LLC, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

7	Power of Attorney – Farris Wilks, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021

*
Dan Wilks

*
Staci Wilks

*
Farris Wilks

Wilks Brothers, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact